SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Commission File Number : 1-14118

PRESS RELEASE #15/04

QUEBECOR WORLD ANNOUNCES
REORGANIZATION OF ITS MAGAZINE PLATFORM

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

May 13, 2004                                                                                                                                         15/04

For immediate release                                                                                                                      Page 1 of 2

QUEBECOR WORLD ANNOUNCES
REORGANIZATION OF ITS MAGAZINE PLATFORM

Montréal, Canada - Quebecor World (NYSE, TSX: IQW) announced today a reorganization of its U.S. magazine platform to improve asset utilization and enhance efficiency. Selected equipment from the Company's Effingham, Illinois magazine printing facility will be relocated to other plants in Quebecor World's U.S. magazine offset network.

This decision is necessary for Quebecor World to be able to maintain its leadership in the increasingly competitive North American print market. Today's announcement is the first step in a significant reorganization of the Company's U.S. magazine offset platform that will include additional investment in new technologies. These investments will improve customer service by increasing flexibility and reducing turnaround times.

Unfortunately this plan will also result in the closing of Quebecor World's Effingham facility. The closure will affect approximately 600 employees when it is fully completed by the end of 2004. However, the Company expects to create almost 200 new jobs at several of its U.S. facilities, once the equipment relocation is implemented.

Quebecor World is fully aware that this will be a difficult time for many of its employees. They will be eligible for severance benefits and Quebecor World will provide outplacement services to ease their transitions. Employees will also be encouraged to apply for the new jobs that are being created at our other facilities or for positions elsewhere in the Quebecor World network, so they can continue to apply the skills they have developed.

Quebecor World will be taking a restructuring charge in the range of $25 million as a result of this announcement. Details of the charge will be included in the Company's second quarter results.

For immediate release                                                                                                                      Page 2 of 2

Quebecor World Inc. (NYSE, TSX: IQW) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail-list technologies and other value-added services. Quebecor World Inc. has approximately 37,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: http://www.quebecorworld.com

For further information contact:
Jeremy Roberts Vice-President, Investor Relations and Treasury Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Raynald Lecavalier

Name:   Raynald Lecavalier
Title:     Vice President, Corporate General Counsel and Secretary

Date: May 13, 2004